Filed Pursuant to Rule 433

Registration Nos. 333-181466

Free Writing Prospectus, dated November 12, 2014

Synchrony Credit Card Master Note Trust

Issuing Entity

RFS Holding, L.L.C. Depositor	Synchrony Bank Sponsor

Series 2014-1 Asset Backed Notes

The depositor has prepared a preliminary prospectus supplement dated November 12, 2014 and prospectus dated November 12, 2014 which describe the Series 2014-1, Class A notes, Class B notes and Class C notes (the “offered notes”) to be issued by the issuing entity.  You should review the prospectus supplement and the prospectus in their entirety before deciding to purchase any of the offered notes.

Ratings

The depositor expects that the offered notes issued by the issuing entity will receive the indicated ratings, or higher ratings, from the nationally recognized statistical rating organizations listed below.

	Fitch Ratings, Inc. (“Fitch”)	Moody’s Investors Service, Inc. (“Moody’s”)	Standard & Poor’s Rating Services (“S&P”)
Class A notes	AAAsf	Aaa (sf)	AAA (sf)
Class B notes	AAsf	Aa2 (sf)	AA (sf)
Class C notes	Asf	A2 (sf)	A (sf)

It is a condition to the issuance of the offered notes that the offered notes receive at least the ratings listed above.

You should consider carefully the risk factors described below, as well as the risk factors beginning on page S-13 in the prospectus supplement and page 1 in the prospectus.

Underwriters of the Class A notes, the Class B notes and the Class C notes

Barclays	Citigroup	RBC Capital Markets

Natixis
Scotiabank
Wells Fargo Securities
The Williams Capital Group, L.P.

The depositor has filed a registration statement (including a prospectus) (File Nos. 333-181466 and 333-181466-01) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus supplement and the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling 1-212-412-5780.

Risk Factors

The ratings for the offered notes are limited in scope, may be lowered or withdrawn, may not continue to be issued, and do not consider the suitability of an investment in the securities for you.

A rating of the offered notes considers only the likelihood that the issuing entity will pay interest on time and will ultimately pay principal in full or make full distributions of the outstanding balance of the offered notes. A rating is not a recommendation to buy, sell or hold the offered notes. Ratings on the offered notes may be lowered, qualified or withdrawn at any time after the offered notes are issued without notice from the issuing entity or the depositor. No one has an obligation to provide additional credit enhancement or to restore the original rating of any notes with respect to which a rating agency changes its rating or withdraws a rating in the future. A rating downgrade may reduce the price that a subsequent purchaser will be willing to pay for the offered notes. Ratings on the offered notes do not address the timing of distributions of principal on the offered notes prior to the applicable final maturity date. The ratings do not consider the prices of the notes or their suitability to a particular investor.

Moody’s, S&P as well as Fitch (the “Hired Agencies”) have been hired by the sponsor to provide their ratings on the offered notes. We note that a Hired Agency may have a conflict of interest where, as is the case with the ratings of the offered notes by the Hired Agencies, the sponsor or the issuer of a security pays the fee charged by the rating agency for its rating services.

The offered notes may receive an unsolicited rating, which may have an adverse effect on the liquidity or the market price of the offered notes.

It is possible that other rating agencies not hired by the sponsor may provide an unsolicited rating that differs from (or is lower than) a rating provided by the Hired Agencies. As of the date of this free writing prospectus, we are not aware of the existence of any unsolicited rating provided (or to be provided at a future time) by any rating agency not hired to rate the transaction. However, there can be no assurance that an unsolicited rating will not be issued prior to or after the closing date, and none of the sponsor, the depositor nor any underwriter is obligated to inform investors (or potential investors) in the notes if an unsolicited rating is issued. Consequently, if you intend to purchase the offered notes, you should monitor whether an unsolicited rating of the notes has been issued by a non-hired rating agency and should consult with your financial and legal advisors regarding the impact of an unsolicited rating on a class of notes. If any non-hired rating agency provides an unsolicited rating that differs from (or is lower than) a rating provided by the Hired Agencies, the liquidity or the market value of your notes may be adversely affected.